Hysan 希慎

82-1617

Hysan

INTERIM REPORT 2005

Hysan's mission is to build, own and manage quality buildings, and being the occupiers' partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.

- **Group turnover up 9.2%**
- **Office rental market continued to improve**
- **Higher contributions from upgraded retail and residential properties**

	Six months ended		
	30 June 2005	30 June 2004 (restated)[1]	Change (%)
	HK$M	HK$M	
Turnover	**613**	562	9.2
Net profit attributable to shareholders	**2,562**	304	742.5[4]
Underlying net profit attributable to shareholders[2]	**364**	304	19.9
	HK cents	HK cents	
Earnings per share	**244.0**	29.1	737.8[4]
Underlying earnings per share[2]	**34.7**	29.1	19.2
Interim dividend per share	**10.0**	10.0	–
	At 30 June 2005	At 31 December 2004 (restated)[1]	
	HK$M	HK$M	
Shareholders' funds	**23,096**	20,644	11.9[4]
Adjusted shareholders' funds[3]	**25,371**	22,492	12.8
	HK$	HK$	
Net assets value per share	**21.95**	19.66	11.6[4]
Adjusted net assets value per share[3]	**24.11**	21.42	12.6

The 2005 interim financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (collectively referred to as the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants applicable to accounting periods commencing on or after 1 January 2005. In preparing the Group's interim financial statements under the new HKFRSs, the fair value model for investment properties has been adopted. In accordance with this model, the Group's investment properties have been recorded at their fair value as determined by a professional valuer, and the fair value changes and related deferred tax thereon are recognised through profit and loss. In addition, certain owner-occupied properties have been reclassified from investment properties to property, plant and equipment. Revaluation changes on owner-occupied properties and related deferred tax arising thereon are recognised in equity. As there is no capital gains tax in Hong Kong, no tax is payable if those investment and owner-occupied properties were to be sold at the amount included in the financial statements. To assess the underlying performance of the Group, the management is of the view that the 2005 profit figures should be adjusted for fair value changes on investment properties and the related deferred tax in arriving at "Underlying net profit attributable to shareholders" and "Underlying earnings per share". Similarly, the cumulative deferred tax provided on fair value gains on investment and owner-occupied properties should be added back to the shareholders' funds when computing "Adjusted shareholders' funds" and "Adjusted net assets value per share".

1. Restated on reclassification of certain owner-occupied properties (corporate office and training centre) from investment properties to leasehold land and buildings, as a result of the application of HKAS 40 "Investment Property" and recognition of deferred tax in respect of cumulative fair value gains of investment properties in accordance with HKAS-INT 21. These changes in accounting policies have been applied retrospectively.
2. Excluded HK$2,799 million fair value gains on the investment property portfolio but added back HK$453 million related deferred tax and HK$148 million attributable to minority interests during the six months ended 30 June 2005.
3. Adjusted for HK$2,275 million (year ended 31 December 2004: HK$1,848 million) being the cumulative deferred tax provided on fair value gains on the investment and owner-occupied properties attributable to shareholders as at 30 June 2005.
4. The period on period change is not strictly comparable following the adoption of the new HKFRSs (see discussion on "Effect of Adoption of New Financial Reporting Standards").

Effect of Adoption of New Financial Reporting Standards

The new HKFRSs had material impacts on the reported net profit and net assets value of the Group. To illustrate the effect of the changes following the adoption of the new HKFRSs on the 2005 figures (with changes applied retrospectively to prior year comparatives, where applicable), the earnings per share ("EPS") and net assets value ("NAV") per share before and after adoption of the new HKFRSs are tabulated below:

Reconciliation of Underlying Net Profit attributable to Shareholders

	HK$M	HK$M	EPS HK cents
Reported under the new HKFRSs		**2,562**	**244.0**
Adjusted for			
[1] Fair value gains on investment properties	(2,799)		
[2] Related deferred tax	453		
Related minority interests	148	(2,198)	
Underlying net profit attributable to shareholders		**364**	**34.7**
[3] Fair value gains on financial instruments recognised		(23)	
Release of negative goodwill discontinued		1	
Expenses in relation to employee share options granted		1	
[1] Depreciation and related deferred tax on owner-occupied properties		1	
Net profit attributable to shareholders for the six months ended 30 June 2005 before adoption of the new HKFRSs		**344**	**32.7**
Net profit attributable to shareholders for the six months ended 30 June 2004 *(restated)*		304	29.1
[1] Depreciation and related deferred tax on owner-occupied properties		1	
Net profit attributable to shareholders for the six months ended 30 June 2004 before adoption of the new HKFRSs		305	29.2

Reconciliation of Adjusted Shareholders' Funds

	HK$M	HK$M	NAV per share HK$
Reported under the new HKFRSs		**23,096**	**21.95**
[1,2] Adjusted for deferred tax on fair value gains on investment and owner-occupied properties attributable to shareholders			
Cumulative at 1 January 2005	1,848		
Six months ended 30 June 2005	427	2,275	
Adjusted shareholders' funds at 30 June 2005		**25,371**	**24.11**
[3] Fair value changes on financial instruments		(54)	
Derecognition of negative goodwill		(49)	
Shareholders' funds at 30 June 2005 before adoption of the new HKFRSs		**25,268**	**24.01**
Shareholders' funds at 31 December 2004 *(restated)*		20,644	19.66
[1,2] Adjusted for deferred tax on fair value gains on investment and owner-occupied properties attributable to shareholders			
Cumulative at 31 December 2004		1,848	
Shareholders' funds at 31 December 2004 before adoption of the new HKFRSs		22,492	21.42

Notes:

1. HKAS 40 "Investment Property" – The Group has adopted the fair value model in accounting for its investment property portfolio. At the balance sheet date, the investment property portfolio has been included at market value as determined by a professional valuer, with fair value changes of HK$2,799 million recognised in the consolidated income statement for the review period.

   The application of the standard has resulted in a change of classification of certain owner-occupied properties (corporate office and training centre) from investment properties to property, plant and equipment. Depreciation and its related deferred tax have been provided on the owner-occupied properties. This change has been applied retrospectively for prior periods. Cumulative and current period deferred tax impact of HK$10 million and HK$5 million arising from revaluation gains of owner-occupied properties has been adjusted to shareholders' funds.

2. HKAS – INT 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" – Deferred tax has been provided on the fair value changes of the investment property portfolio at the current income tax rate. As a result, HK$453 million was provided for the six months ended 30 June 2005, of which HK$31 million was attributable to minority shareholders. As there was no capital gains tax in Hong Kong, gains on disposals of the investment properties at the amounts included in the financial statements would not be taxable. In the absence of any specific transitional provisions, HKAS – INT 21 was applied retrospectively and at 31 December 2004, deferred tax of HK$1,988 million in relation to cumulative fair value gains of investment properties has been recognised and charged to investment property revaluation reserve, of which HK$150 million was attributable to minority shareholders.

3. HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" – From 1 January 2005 onwards, all derivatives are required to be carried at fair value at each balance sheet date. For fair value hedges, changes in the fair value of the hedging instruments and underlying hedged items are recognised in profit and loss in the period in which fair value changes arise. For cash flow hedges, changes in the fair value of the effective portion of hedging instruments are recognised initially in equity and recycled into the income statement when the hedged items affect profit or loss. Under these provisions, losses of HK$34 million were adjusted to the shareholders' funds at 1 January 2005. During the six months ended 30 June 2005, gains of HK$65 million related to the cash flow hedges were taken to the hedging reserve while gains of HK$23 million related to hedge ineffectiveness and changes of fair value of derivatives not qualified or designated for hedge accounting were credited to the consolidated income statement.

CHAIRMAN'S STATEMENT

Overview

The investment property market continued to benefit from the generally improved economic environment as reflected in improved rental levels across the office, retail, and residential sectors. Office rental reversions also began to turn positive during the review period.

Results

For the six months ended 30 June 2005, the Group's turnover was up 9.2% as increased contributions from the retail and residential sectors offset the 1.4% decrease in office rental income. Finance charges were, however, higher, in the light of generally higher market interest rates.

New applicable accounting standards were adopted for the review period. Underlying net profit, excluding the effect of revaluation of investment properties was up 19.9% to HK$364 million (2004 restated: HK$304 million). Underlying earnings per share for the period correspondingly rose by 19.2% to HK34.7 cents.

The Group conducted a valuation of its investment property portfolio duly reviewed and endorsed by independent professional valuer, resulting in a 10.2% rise in asset value since 31 December 2004. Valuation gains of HK$2,799 million have now been taken through the statutory income statement as required under the new applicable accounting standards. Adjusted shareholders' funds rose by 12.8% to HK$25,371 million, and adjusted net assets value per share rose by 12.6% to HK$24.11 per share.

Dividends

Your Directors have declared an interim dividend of HK10 cents per share (2004: HK10 cents). The dividend will be payable in cash with a scrip dividend alternative. Details on the payment of interim dividend including the scrip dividend arrangements are set out in "Shareholder Information" on the inside back cover.

Outlook

While the Hong Kong economy is likely to grow at a more moderate rate for the second half of the year, outlook for the investment property market remains positive. Overall, the Group's performance for the rest of the year should be satisfactory. Positive office rental reversions will be reflected in earnings growth for the Group in 2006.

Peter T.C. Lee
Chairman

Hong Kong, 9 August 2005

Overall operations review

Turnover increased by 9.2% to HK$613 million (2004: HK$562 million). The increase in retail and residential rental income (retail: 14.3%, residential: 30.5%) have balanced off the decrease of 1.4% in office rental income. Office rental reversions also began to turn positive during the review period.

Office leasing – Against a backdrop of positive market sentiment, the office leasing market continued to be active with businesses expanding and upgrading. The Group benefited from the increased market activities in terms of higher rental levels achieved for new leases and renewals. The resulting positive rental reversions are expected to translate into earnings growth in 2006.

Retail leasing – The retail market remained active on the back of increased local consumption and tourist arrivals. Driven by the increase in retail sales, prime retail properties were in demand which in turn drove up rental levels.

The Group's retail portfolio continued to enjoy the advantage of its strategic location in the heart of Causeway Bay's prime office and retail hub with retail space virtually fully let and increased rental levels. The overall increase in retail sector rental income was attributable mainly to the contributions from the repositioned Lee Gardens Two, and rental increases for new leases.

The Group is continuing its longer-term asset enhancement programme to create value for its investment properties through selective re-tenanting, physical improvements, renovation and repositioning. This includes the repositioning of Lee Theatre Plaza to strengthen its speciality food and beverage character.

Residential leasing – The luxury residential leasing market continued to be active with an increasing number of expatriate arrivals.

The Group's residential rental income increased by some 30% largely driven by higher occupancy and rental levels at the repositioned Bamboo Grove.

Property expenses – There was a decrease of 12.4% to HK$106 million compared with HK$121 million recorded in prior period. The main factors behind such decrease were lower marketing and promotional expenses required after the re-opening of Lee Gardens Two in May 2004 as well as lower leasing-related expenses.

Other operating income increased by HK$8 million (60.2%) to HK$21 million (2004: HK$13 million) attributable to higher dividend received from the investment in listed securities.

Administrative expenses increased by HK$6 million (16.5%) to HK$45 million (2004 restated: HK$39 million), largely due to the increase in staff costs as a result of human resources up-skilling and pay rise in line with market trend.

Fair value changes on investment properties – The Group has elected the fair value model for investment properties under the HKAS 40. As at 30 June 2005, the investment properties of the Group were revalued at HK$30,761 million (31 December 2004 restated: HK$27,917 million) by an in-house professional valuer. This valuation has been reviewed and endorsed by Knight Frank Hong Kong Limited, an independent professional valuer. Excluding reclassifications and additions, fair value gains of investment properties of HK$2,799 million were recognised to the consolidated income statement during the period (the Group's share after minority interests was HK$2,619 million).

Fair value changes on financial instruments – Fair value gains of HK$23 million representing mainly gains arising from hedging currency swaps were recognised to the consolidated income statement.

Share of results of associates increased by HK$6 million (41.3%) to HK$20 million (2004 restated: HK$14 million) driven principally by improved results from the Singapore Amaryllis Ville (Group interest: 25%) with over 76% of residential units already sold. Leasing activities of Phase 1 of The Shanghai Grand Gateway, in which the Group has an effective interest of 23.7%, performed well during the period. For the Phase 2 development, occupancy permits for the office buildings were obtained. Construction of the luxury residential and service apartment towers, Grand Gateway Garden II, is underway and expected to be completed in 2006.

Finance costs – The increase of HK$13 million (15.8%) to HK$91 million (2004: HK$78 million) was mainly due to the rise in market interest rates. Short term interest rate for Hong Kong dollar borrowings rose by 3% during the period under review. However, with the close monitoring and active managing of the liquidity position and interest rate exposure, the Group was able to achieve weighted average borrowing costs of 3.05% during the period, up from 2.45% in the first half of 2004 and 2.54% for 2004 full year.

Taxation – There was a sharp increase in tax provision from HK$87 million to HK$502 million during the period, principally due to deferred tax provision relating to fair value gains on investment properties.

Contingent liabilities

There was no significant change since the publication of the Group's Annual Report 2004 in March 2005.

Capital expenditure

The Group is committed to enhancing the quality of its investment properties. Expenditure on refurbishment, renovation and additions to investment properties amounted to HK$14 million during the period.

The Group considers that there are sufficient financial resources to fund the level of planned capital expenditure. These are generated from operating activities, liquidity available from the pool of listed securities and access to the Medium Term Note Programme and availability of undrawn committed banking facilities.

Financial management

The key objective of the Group's financial management is to maintain prudent liquidity and financial risks management. This is achieved by way of an even spread of debt maturity to minimise funding and refinancing risks; diversified funding sources; and minimising interest rate and foreign exchange exposures.

Liquidity

As at 30 June 2005, the Group's total gross debt level stood at HK$5.59 billion, slightly lower than the HK$5.61 billion as at 31 December 2004. With the short-term Hong Kong dollar interest rates increased by 3% during the review period, the Group's weighted average borrowing costs (including the effect of hedging instruments) rose to 3.05% from 2.54% as at 2004 year-end.

The Group's average debt maturity was about 5.3 years (repayable within one to five years: 48%, over five years: 52%). After the issuance of the 15-year zero-coupon notes in February 2005 with the notional amount of HK$430 million, the proportion of capital market financing has increased to 41.4% of the Group's total debts. Nevertheless, bank loans which accounted for the remaining 58.6% of the total debts continued to be the major source of the debt financing to the Group.

All of the Group's debts are unsecured and on a committed basis. As a policy to maintain sufficient liquidity for the Group's operations, undrawn committed facilities of HK$2.8 billion were maintained as at 30 June 2005 (31 December 2004: HK$2.3 billion).

Risk management

The Group has positioned itself for an upturn of the interest cycle by hedging part of the floating-rate exposure with appropriate derivatives. No significant change has been made in the hedging position in the first half of 2005. As at 30 June 2005, about 49.1% of the total debts were on floating rates, largely the same as that as at 31 December 2004.

The Group's foreign exchange risk was minimal. All Group debts were either denominated in, or hedged back into, Hong Kong Dollars or the currency of the underlying assets. The Group's foreign exchange exposure relating to overseas joint ventures as at 30 June 2005 was HK$966 million, or about 2.9% of the Group's assets (91.4% of such exposure was denominated in Renminbi, with the balance being in Singapore dollars).

The investments in listed securities continued to serve as liquidity buffer to meet capital expenditure and investment needs. The Group may enter into hedging contracts by using suitable financial instruments to protect the downside risks associated with the price movement due to the timing of anticipated expenditure.

Financial ratios and credit ratings

Net interest coverage ratio (defined as profit before taxation excluding finance costs, fair value changes on financial instruments and investment properties, share of results of associates, depreciation, dividend and interest income, divided by net interest expenses less dividend income) was 7.2 times as at 30 June 2005 (31 December 2004: 7.3 times).

Net gearing (defined as gross debt less cash and cash equivalents and marketable securities at period-end market value, divided by Adjusted shareholders' funds) as at 30 June 2005 was 18.0% (31 December 2004: 20.8%).

Credit ratings as at 30 June 2005 remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2005

	NOTES	Six months ended 30.6.2005 HK$'000 (unaudited)	30.6.2004 HK$'000 (unaudited) (restated)
Turnover	4	**613,454**	561,926
Property expenses		**(106,405)**	(121,443)
Cost of property sales		**(600)**	–
Gross profit		**506,449**	440,483
Gain on disposals of investments in securities		**–**	14,619
Other operating income		**20,662**	12,894
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**–**	30
Reversal of impairment loss on investments in securities	5	**–**	41,000
Administrative expenses		**(45,000)**	(38,626)
Fair value changes on investment properties		**2,799,189**	–
Fair value changes on financial instruments		**23,405**	–
Share of results of associates		**19,886**	14,076
Release of negative goodwill arising on acquisition of an associate		**–**	1,062
Finance costs	6	**(90,678)**	(78,321)
Profit before taxation	7	**3,233,913**	407,217
Taxation	8	**(502,229)**	(87,285)
Net profit for the period		**2,731,684**	319,932
Attributable to:			
Equity holders of the parent		**2,562,160**	304,099
Minority interests		**169,524**	15,833
		2,731,684	319,932
Dividends	9	**105,224**	104,873
		HK cents	HK cents
Earnings per share	10		
Basic		**243.96**	29.12
Diluted		**243.83**	29.11

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 June 2005

	NOTES	**30.6.2005 HK$'000 (unaudited)**	31.12.2004 HK$'000 (audited) (restated)
Non-current assets			
Property, plant and equipment	11	**297,131**	299,375
Investment properties	12	**30,760,680**	27,916,790
Interests in associates		**926,909**	855,486
Investments in securities		**–**	1,018,017
Available-for-sale investments		**1,071,624**	–
Derivative financial instruments		**77,969**	–
Negative goodwill		**–**	(956)
Staff housing loans, secured – due after one year		**2,114**	2,247
Other receivables, prepayments and deposits		**62,585**	56,497
		33,199,012	30,147,456
Current assets			
Staff housing loans, secured – due within one year		**258**	245
Other receivables, prepayments and deposits		**31,120**	28,658
Accounts receivable	13	**7,669**	12,846
Interest receivable		**32,700**	30,102
Derivative financial instruments		**4,712**	–
Time deposits		**45,468**	16,866
Cash and bank balances		**3,882**	5,058
		125,809	93,775
Current liabilities			
Derivative financial instruments		**6,874**	–
Creditors and accruals	14	**101,333**	115,121
Interest payable		**70,006**	66,329
Rental deposits from tenants		**105,526**	104,990
Deferred income		**685**	685
Taxation payable		**124,780**	131,262
Unclaimed dividends		**3,033**	1,126
		412,237	419,513
Net current liabilities		**(286,428)**	(325,738)
Total assets less current liabilities		**32,912,584**	29,821,718
Non-current liabilities			
Advances from investees		**54,068**	54,068
Amounts due to minority shareholders		**327,256**	327,256
Long term bank loans – due after one year	15	**3,279,300**	3,502,100
Floating rate notes		**547,976**	547,739
Fixed rate notes		**1,551,880**	1,552,979
Zero coupon notes		**200,844**	–
Derivative financial instruments		**23,900**	–
Rental deposits from tenants		**154,785**	141,096
Deferred income		**3,828**	4,170
Deferred taxation	16	**2,685,723**	2,217,104
		8,829,560	8,346,512
Net assets		**24,083,024**	21,475,206
Capital and reserves			
Share capital		**5,261,199**	5,249,818
Retained profits		**15,332,047**	3,972,405
Other reserves		**2,503,240**	11,422,113
Equity attributable to equity holders of the parent		**23,096,486**	20,644,336
Minority interests		**986,538**	830,870
		24,083,024	21,475,206

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2005

	Attributable to equity holders of the parent						
	Share capital HK$'000	**Share premium** HK$'000	**Employee share-based compensation reserve** HK$'000	**Investment property revaluation reserve** HK$'000	**Investment revaluation reserve** HK$'000	**Asset revaluation reserve** HK$'000	**Hedging reserve** HK$'000
At 1 January 2005, as originally stated	5,249,818	1,380,278	–	10,251,625	540,781	20,356	–
Effect of changes in accounting policies (Note 3)	–	–	–	(10,251,625)	–	62,905	(32,720)
As restated	5,249,818	1,380,278	–	–	540,781	83,261	(32,720)
Surplus on revaluation of leasehold land and buildings	–	–	–	–	–	28,603	–
Gain on cash flow hedges	–	–	–	–	–	–	64,696
Gain on available-for-sale investments	–	–	–	–	60,260	–	–
Deferred tax liability arising on revaluation of properties	–	–	–	–	–	(5,005)	–
Exchange differences arising on translation of an overseas associate	–	–	–	–	–	–	–
Net income recognised directly in equity	–	–	–	–	60,260	23,598	64,696
Net profit for the period	–	–	–	–	–	–	–
Total recognised income for the period	–	–	–	–	60,260	23,598	64,696
Recognition of equity-settled share based payments	–	–	690	–	–	–	–
Dividend declared	–	–	–	–	–	–	–
Dividend paid	–	–	–	–	–	–	–
Issue of shares pursuant to scrip dividend scheme	11,381	–	–	–	–	–	–
Shares issued at premium	–	25,697	–	–	–	–	–
Share issue expenses	–	(25)	–	–	–	–	–
At 30 June 2005	**5,261,199**	**1,405,950**	**690**	**–**	**601,041**	**106,859**	**31,976**
At 1 January 2004, as originally stated	5,217,857	1,333,828	–	6,740,946	487,613	9,897	–
Effect of changes in accounting policies	–	–	–	(1,365,938)	–	40,214	–
As restated	5,217,857	1,333,828	–	5,375,008	487,613	50,111	–
Surplus on revaluation of leasehold land and buildings	–	–	–	–	–	953	–
Losses on available-for-sale investments	–	–	–	–	(7,337)	–	–
Deferred tax liability arising on revaluation of properties	–	–	–	–	–	(167)	–
Exchange differences arising on translation of an overseas associate	–	–	–	–	–	–	–
Net (expenses) income recognised directly in equity	–	–	–	–	(7,337)	786	–
Net profit for the period	–	–	–	–	–	–	–
Total recognised (expenses) income for the period	–	–	–	–	(7,337)	786	–
Dividend declared	–	–	–	–	–	–	–
Dividend paid	–	–	–	–	–	–	–
Exercise of share options	1,500	–	–	–	–	–	–
Issue of shares pursuant to scrip dividend scheme	20,295	–	–	–	–	–	–
Shares issued at premium	–	28,810	–	–	–	–	–
Realisation on disposal of investment in other securities transferred to income statement	–	–	–	–	(11,957)	–	–
At 30 June 2004	5,239,652	1,362,638	–	5,375,008	468,319	50,897	–

Attributable to equity holders of the parent								
Capital reserve HK$'000	**Translation reserve** HK$'000	**Capital redemption reserve** HK$'000	**General reserve** HK$'000	**Dividend reserve** HK$'000	**Retained profits** HK$'000	**Total** HK$'000	**Minority interests** HK$'000	**Total** HK$'000
502,235	(7,379)	154,995	100,000	314,989	3,984,917	22,492,615	981,604	23,474,219
(502,235)	–	–	–	–	8,890,194	(1,833,481)	(150,734)	(1,984,215)
–	(7,379)	154,995	100,000	314,989	12,875,111	20,659,134	830,870	21,490,004
–	–	–	–	–	–	28,603	–	28,603
–	–	–	–	–	–	64,696	–	64,696
–	–	–	–	–	–	60,260	–	60,260
–	–	–	–	–	–	(5,005)	–	(5,005)
–	3,884	–	–	–	–	3,884	–	3,884
–	3,884	–	–	–	–	152,438	–	152,438
–	–	–	–	–	2,562,160	2,562,160	169,524	2,731,684
–	3,884	–	–	–	2,562,160	2,714,598	169,524	2,884,122
–	–	–	–	–	–	690	–	690
–	–	–	–	105,224	(105,224)	–	–	–
–	–	–	–	(314,989)	–	(314,989)	(13,856)	(328,845)
–	–	–	–	–	–	11,381	–	11,381
–	–	–	–	–	–	25,697	–	25,697
–	–	–	–	–	–	(25)	–	(25)
–	**(3,495)**	**154,995**	**100,000**	**105,224**	**15,332,047**	**23,096,486**	**986,538**	**24,083,024**
502,235	(3,008)	154,995	100,000	276,547	3,795,499	18,616,409	753,855	19,370,264
–	–	–	–	–	(10,940)	(1,336,664)	(111,622)	(1,448,286)
502,235	(3,008)	154,995	100,000	276,547	3,784,559	17,279,745	642,233	17,921,978
–	–	–	–	–	–	953	–	953
–	–	–	–	–	–	(7,337)	–	(7,337)
–	–	–	–	–	–	(167)	–	(167)
–	1	–	–	–	–	1	–	1
–	1	–	–	–	–	(6,550)	–	(6,550)
–	–	–	–	–	304,099	304,099	15,833	319,932
–	1	–	–	–	304,099	297,549	15,833	313,382
–	–	–	–	104,873	(104,873)	–	–	–
–	–	–	–	(228,283)	–	(228,283)	(5,542)	(233,825)
–	–	–	–	–	–	1,500	–	1,500
–	–	–	–	(20,295)	–	–	–	–
–	–	–	–	(28,049)	–	761	–	761
–	–	–	–	–	–	(11,957)	–	(11,957)
502,235	(3,007)	154,995	100,000	104,793	3,983,785	17,339,315	652,524	17,991,839

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2005

	Six months ended	
	30.6.2005	30.6.2004
	HK$'000	HK$'000
	(unaudited)	(unaudited)
NET CASH FROM OPERATING ACTIVITIES	**418,194**	332,518
NET CASH FROM INVESTING ACTIVITIES	**9,152**	93,349
NET CASH USED IN FINANCING ACTIVITIES	**(399,920)**	(398,727)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**27,426**	27,140
CASH AND CASH EQUIVALENTS AT 1 JANUARY	**21,924**	14,633
CASH AND CASH EQUIVALENTS AT 30 JUNE	**49,350**	41,773
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**3,882**	5,282
Time deposits	**45,468**	36,491
	49,350	41,773

1. Basis of preparation

The condensed financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. Principal accounting policies

The condensed financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as the "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Business combinations

Goodwill

In previous periods, goodwill arising on acquisitions prior to 1 January 2001 was held in reserves. The Group has applied the relevant transitional provisions in HKFRS 3 from 1 January 2005. Goodwill previously recognised in reserves amounting to HK$13,908,000 has been transferred to the Group's retained profits on 1 January 2005. Comparative figures for 2004 have not been restated.

2. Principal accounting policies – continued

Business combinations – continued

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves, and negative goodwill arising on acquisitions after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognised all negative goodwill at 1 January 2005 (of which negative goodwill of HK$516,143,000 was previously recorded in capital reserve, HK$956,000 was previously presented as a deduction from assets and HK$47,653,000 was previously included in interests in associates), with a corresponding increase to retained profits.

Share-based payments

In the current period, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 January 2005. Prior to the application of HKFRS 2, all unvested share options of the Group were granted before 7 November 2002 and the Group did not have share options granted after 7 November 2002 and had not vested on 1 January 2005.

Financial instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for accounting periods beginning on or after 1 January 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

2. Principal accounting policies – continued

Financial instruments – continued

Debt and equity securities previously accounted for under the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24

By 31 December 2004, the Group classified and measured its debt and equity securities in accordance with the alternative treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in the profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for that period. From 1 January 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" that are not part of the hedging relationship and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

Financial assets and financial liabilities other than debt and equity securities

From 1 January 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

Derivatives and hedging

By 31 December 2004, the Group's derivative financial instruments, mainly comprised interest rate and currency swaps, were used to manage the Group's exposure to interest rate and foreign exchange rate fluctuation. The notional amounts of derivatives were previously recorded off balance sheet. Interest flows arising on the derivatives were previously accounted for on an accrual basis.

2. **Principal accounting policies** – continued

Financial instruments – continued

Derivatives and hedging – *continued*

From 1 January 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise.

There are three types of hedge relationships under HKAS 39, including fair value hedges, cash flow hedges and net investment hedges. The Group designates certain derivatives as hedging instruments to hedge against its exposure of changes in fair value of certain assets and liabilities. For fair value hedges, changes in the fair value of the hedged items attributable to the relevant hedged risks and of the hedging instruments are recognised in the profit or loss in the period in which fair value changes arise. For cash flow hedges, changes in the fair value of the effective portion of hedging instruments are recognised initially in equity and 'recycled' into the income statement when the hedged items affect profit or loss. Changes in the fair value of the ineffective portion of hedging instruments are recognised directly in profit or loss. For net investment hedges, changes in the fair value of the effective portion of hedging instruments are recognised initially in equity. Changes in the fair value of the ineffective portion of hedging instruments are recognised directly in profit or loss. On disposal of the foreign operation, the gain or loss on the hedging instrument remaining in equity will be transferred to profit or loss for the period in which the disposal takes place.

The Group has applied the relevant transitional provisions in HKAS 39. For hedges that meet the requirements of hedge accounting set out in HKAS 39, the Group has, from 1 January 2005 onwards, applied hedge accounting in accordance with HKAS 39 to account for such hedges (see Note 3 for the financial impact).

Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively for transfers of financial assets on or after 1 January 2005. This change has had no material effect on the results for the current period.

2. **Principal accounting policies** – continued

Owner-occupied leasehold interest in land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

Investment properties

In the current period, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the period in which they arise. In previous periods, investment properties under the SSAP 13 were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 January 2005 onwards. The amount held in investment property revaluation reserve at 1 January 2005 has been transferred to the Group's retained profits (see Note 3 for the financial impact).

The adoption of HKAS 40 has resulted in a change of classification of certain properties which were previously classified as investment properties according to SSAP 13. In previous periods, property with 15% or less by area of value that was occupied by the company or another company in the group should normally be regarded as an investment property in its entirety even though part of it is not held for investment purposes. According to HKAS 40, if a portion of the properties could be sold separately (or leased out separately under a finance lease), an entity accounts for the portions separately. If the portion could not be sold separately, the property is investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. In the current period, the Group applied HKAS 40 and has reclassified certain such owner-occupied properties that could be sold separately (or leased out separately under a finance lease) from investment properties to property, plant and equipment retrospectively. Comparative figures for 2004 have been restated (see Note 3 for the financial impact).

2. Principal accounting policies – continued

Investment properties – continued

Accordingly, the amount previously held in investment property revaluation reserve relating to these owner-occupied properties has been reclassified to the Group's asset revaluation reserve. Any difference resulting between the carrying amount and the fair value of these properties is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. The adoption of HKAS 40 has also resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of the owner-occupied properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of these assets through use.

Deferred taxes related to investment properties

In previous periods, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP-Interpretation 20). In the current period, the Group has applied HKAS-Interpretation 21 ("INT-21") "Income Taxes – Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in INT-21, this change in accounting policy has been applied retrospectively. Comparative figures for 2004 have been restated (see Note 3 for the financial impact).

The Group has not early applied the following new interpretation that has been issued but is not yet effective. The directors of the Company anticipate that the application of this interpretation will have no material impact on the financial statements of the Group.

HKFRS-Interpretation 4	Determining whether an Arrangement Contains a Lease

3. Summary of the effect of the changes in accounting policies

The effect of the changes in the accounting policies described in Note 2 above on the results for the current and prior period are as follows:

	Six months ended	
	30.6.2005	30.6.2004
	HK$'000	HK$'000
Gains arising from fair value changes of investment properties	**2,799,189**	–
Gains arising from fair value changes of hedging instruments under fair value hedges	**12,054**	–
Gains arising from fair value changes of derivative financial instruments	**8,868**	–
Gains arising from fair value changes of financial liabilities, measured at fair value through profit or loss	**2,483**	–
Decrease in deferred taxation liabilities arising from reclassification from investment properties to property, plant and equipment	**173**	167
Increase in deferred taxation liabilities in relation to fair value gains of investment properties	**(453,394)**	–
Decrease in release of negative goodwill	**(1,092)**	–
Increase in depreciation arising from reclassification from investment properties to property, plant and equipment	**(989)**	(953)
Expenses in relation to share options granted to the director and employees	**(690)**	–
Increase in net profit for the period	**2,366,602**	(786)
Attributable to:		
Equity holders of the parent	**2,218,257**	(786)
Minority interests	**148,345**	–
	2,366,602	(786)

Analysis of increase (decrease) in net profit for the period by line items presented according to their function:

	Six months ended	
	30.6.2005	30.6.2004
	HK$'000	HK$'000
Increase in fair value changes on investment properties	**2,799,189**	–
Increase in fair value changes on financial instruments	**23,405**	–
(Increase) decrease in deferred taxation liabilities	**(453,221)**	167
Increase in administrative expenses	**(1,679)**	(953)
Decrease in release of negative goodwill	**(1,092)**	–
	2,366,602	(786)

3. Summary of the effect of the changes in accounting policies – continued

The cumulative effect of the application of the new HKFRSs on the balance sheet as at 31 December 2004 and 1 January 2005 are summarised below:

	As at 31.12.2004 (originally stated) HK$'000	**Adjustments** HK$'000 (Note)	**As at 31.12.2004 (restated)** HK$'000	**Adjustments** HK$'000	**As at 1.1.2005 (restated)** HK$'000
Property, plant and equipment	68,975	230,400	299,375	–	299,375
Investment properties	28,147,190	(230,400)	27,916,790	–	27,916,790
Interests in associates	855,486	–	855,486	47,653	903,139
Derivative financial instruments	–	–	–	(33,811)	(33,811)
Negative goodwill	(956)	–	(956)	956	–
Deferred tax liabilities	(218,091)	(1,999,013)	(2,217,104)	–	(2,217,104)
Other assets/liabilities	(5,378,385)	–	(5,378,385)	–	(5,378,385)
Net assets	23,474,219	(1,999,013)	21,475,206	14,798	21,490,004
Share capital	5,249,818	–	5,249,818	–	5,249,818
Retained profits	3,984,917	(12,512)	3,972,405	8,902,706	12,875,111
Capital reserve	502,235	–	502,235	(502,235)	–
Hedging reserves	–	–	–	(32,720)	(32,720)
Investment property revaluation reserve	10,251,625	(1,898,672)	8,352,953	(8,352,953)	–
Asset revaluation reserve	20,356	62,905	83,261	–	83,261
Other reserves	2,483,664	–	2,483,664	–	2,483,664
Minority interests	–	–	–	830,870	830,870
Total equity	22,492,615	(1,848,279)	20,644,336	845,668	21,490,004
Minority interests	981,604	(150,734)	830,870	(830,870)	–
	23,474,219	(1,999,013)	21,475,206	14,798	21,490,004

Note: The amounts represent adjustments to comparative figures for 2004 arising from reclassification of certain investment properties of the Group to property, plant and equipment as a result of application of HKAS 40 and recognition of deferred taxation liabilities in respect of revalued investment properties in accordance with HKAS INT-21. These changes of accounting policies have been applied retrospectively.

4. Turnover

	Six months ended	
	30.6.2005	30.6.2004
	HK$'000	HK$'000
		(restated)
Turnover comprises:		
Gross rental income from properties	**612,452**	561,647
Other property management fee income	**202**	279
Income from property sales	**800**	–
	613,454	561,926

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

5. Reversal of impairment loss on investments in securities

The amount for prior period ended 30 June 2004 represented the reversal of the carrying amounts of the investments in securities to their estimated recoverable amounts.

6. Finance costs

	Six months ended	
	30.6.2005	30.6.2004
	HK$'000	HK$'000
Interest on		
– bank loans, overdrafts and other loans:		
wholly repayable within five years	**17,391**	10,817
not wholly repayable within five years	**13,714**	4,494
– floating rate notes	**5,009**	3,095
– fixed rate notes	**54,417**	54,509
	90,531	72,915
Amortisation of discount on zero coupon notes	**4,080**	–
Net interest paid (received) from financial instruments:		
– due within five years	**11,238**	21,144
– due after five years	**(22,251)**	(24,057)
Amortisation of issue expenses for fixed rate notes, floating rate notes and zero coupon notes	**770**	1,015
Bank charges	**3,707**	6,133
Hedging expenses	**1,165**	1,171
Others	**1,438**	–
	90,678	78,321

7. Profit before taxation

	Six months ended 30.6.2005 HK$'000	30.6.2004 HK$'000 (restated)
Profit before taxation has been arrived at after charging (crediting) the following items:		
Staff costs	**60,553**	56,938
Retirement benefits scheme contributions	**2,561**	2,447
Forfeited contributions	**(1,885)**	(5,686)
	61,229	53,699
Depreciation	**3,489**	3,382
Exchange loss	**–**	37
Share of tax of an associate (included in share of results of associates)	**10,573**	4,618
Loss on disposal of property, plant and equipment	**3**	–
Rental income arising from operating leases less outgoings of HK$105,659,000 (1.1.2004 to 30.6.2004: HK$120,607,000)	**(506,793)**	(441,040)
Dividends from listed available-for-sale investments/investments in securities	**(18,861)**	(12,010)
Interest income	**(1,126)**	(688)

8. Taxation

	Six months ended 30.6.2005 HK$'000	30.6.2004 HK$'000 (restated)
Current tax	**38,615**	25,166
Underprovision in prior years	**–**	55,000
	38,615	80,166
Deferred tax (Note 16)		
– Changes in fair value of investment properties	**489,794**	–
– Other temporary differences	**(26,180)**	7,119
	463,614	7,119
	502,229	87,285

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both periods.

The Company received notices of additional assessment from the Inland Revenue Department disallowing the deduction claim for interest expenses in prior years. Management has reviewed the basis on which the interest expenses were disallowed, and an additional tax provision of HK$55 million was made accordingly during the last period.

9. Dividends

	Six months ended	
	30.6.2005	30.6.2004
	HK$'000	HK$'000
Interim dividend – HK10 cents per share (2004: HK10 cents)	**105,224**	104,793
Additional prior year's dividend paid on exercise of share options subsequent to 31 December 2003	**–**	80
	105,224	104,873

During the period, a dividend of HK30 cents (2003: HK26.5 cents) per share, which included scrip dividend alternatives offered to shareholders, was paid to shareholders as the final dividend for 2004. The scrip dividend alternatives were accepted by the shareholders as follows:

	HK$'000
Final dividend paid:	
Cash	277,911
Share alternative	37,078
	314,989

10. Earnings per share

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	Six months ended	
	30.6.2005	30.6.2004
	HK$'000	HK$'000 (restated)
Earnings for the purposes of basic and diluted earnings per share (net profit for the period attributable to equity holders of the parent)	**2,562,160**	304,099
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,050,228**	1,044,241
Effect of dilutive potential ordinary shares:		
Share options	**556**	419
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,050,784**	1,044,660

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

10. Earnings per share – continued

For the purpose of assessing the underlying performance of the Group, the management is of the view that the profit for the period should be adjusted for fair value changes on investment properties and related deferred taxation liabilities in arriving at "Underlying profit attributable to equity holders of the parent". The difference between the underlying profit attributable to equity holders of the parent and net profit attributable to equity holders of the parent as shown in the condensed consolidated income statement for the period is reconciled as follows:

	Six months ended 30.6.2005 HK$'000	Earnings per share (Basic) HK cents
Net profit attributable to equity holders of the parent as shown in the condensed consolidated income statement	**2,562,160**	**243.96**
Gains arising from fair value changes of investment properties	**(2,799,189)**	
Increase in deferred taxation liabilities in relation to fair value gains of investment properties	**453,394**	
Gain arising from fair value changes of investment properties net of related deferred taxation liabilities attributable to minority interests	**148,345**	
Underlying profit attributable to equity holders of the parent	**364,710**	**34.73**
Gains arising from fair value changes of hedging instruments under fair value hedges	**(12,054)**	
Gains arising from fair value changes of derivative financial instruments	**(8,868)**	
Gains arising from fair value changes of financial liabilities, measured at fair value through profit or loss	**(2,483)**	
Decrease in deferred taxation liabilities arising from reclassification from investment properties to property, plant and equipment	**(173)**	
Decrease in release of negative goodwill	**1,092**	
Increase in depreciation arising from reclassification from investment properties to property, plant and equipment	**989**	
Expenses in relation to share options granted to the director and employees	**690**	
Net profit attributable to equity holders of the parent before adoption of the new HKFRSs	**343,903**	**32.75**

10. Earnings per share – continued

	Six months ended 30.6.2004 HK$'000	Earnings per share (Basic) HK cents
Net profit attributable to equity holders of the parent as shown in the condensed consolidated income statement	304,099	29.12
Underlying profit attributable to equity holders of the parent	304,099	29.12
Increase in depreciation arising from reclassification from investment properties to property, plant and equipment	953	
Decrease in deferred taxation liabilities arising from reclassification from investment properties to property, plant and equipment	(167)	
Net profit attributable to equity holders of the parent before adoption of the new HKFRSs	304,885	29.20

11. Movements in property, plant and equipment

Following the application of HKAS 40 "Investment Properties", certain investment properties of the Group were reclassified to leasehold land and buildings and impact on the financial statements for the current and prior periods was retrospectively adjusted (see Note 3 for the financial impact).

During the period, the Group's leasehold land and buildings with carrying value of HK$30,500,000 was transferred to investment properties and additions to the Group's property, plant and equipment amounted to HK$3,145,000 (1.1.2004 to 31.12.2004: HK$3,563,000).

The Group's leasehold land and buildings classified as property, plant and equipment were revalued at 30 June 2005 by an in-house professional valuer, on market value basis. The valuation has been reviewed and endorsed by Knight Frank Hong Kong Limited, an independent professional valuer. The resulting revaluation surplus of HK$28,603,000 has been credited to the asset revaluation reserve.

12. Investment properties

	30.6.2005 HK$'000	31.12.2004 HK$'000
At 1 January, as originally stated	**28,147,190**	24,366,780
Effect on adoption of HKAS 40	**(230,400)**	(204,800)
As restated	**27,916,790**	24,161,980
Additions	**13,675**	104,527
Adjustment resulted from cost variation	**1,126**	(941)
Disposals	**(600)**	–
Reclassified from leasehold land and buildings (Note 11)	**30,500**	–
Fair value changes	**2,799,189**	3,651,224
	30,760,680	27,916,790

The carrying amount of investment properties:

	30.6.2005 HK$'000	31.12.2004 HK$'000 (restated)
Land in Hong Kong:		
– Medium term lease	**5,213,000**	4,850,000
– Long lease	**25,547,680**	23,066,790
	30,760,680	27,916,790

The investment properties of the Group were revalued at 30 June 2005 by an in-house professional valuer, on market value basis. The valuation has been reviewed and endorsed by Knight Frank Hong Kong Limited, an independent professional valuer. The surplus arising on revaluation of HK$2,799,189,000 has been credited to income statement for the period.

All of the investment properties of the Group are held for rental under operating leases.

13. Accounts receivable

Accounts receivable are mainly in respect of rents which are normally payable in advance. Rents in arrears of the Group as at 30 June 2005 and 31 December 2004 were less than 90 days old.

14. Creditors and accruals

All of the trade payables of the Group as at 30 June 2005 and 31 December 2004 were less than 90 days old.

15. Long term bank loans – due after one year

	30.6.2005 HK$'000	31.12.2004 HK$'000
Bank loans, unsecured	**3,279,300**	3,502,100
The bank loans are repayable as follows:		
More than one year, but not exceeding two years	**349,300**	–
More than two years, but not exceeding five years	**1,774,000**	1,479,300
More than five years	**1,156,000**	2,022,800
	3,279,300	3,502,100

16. Deferred taxation

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the period:

Deferred tax liabilities

	Six months ended 30.6.2005					
	Accelerated tax depreciation HK$'000	**Revaluation of properties HK$'000**	**Deferred payments HK$'000**	**Retirement benefits scheme contributions HK$'000**	**Tax losses HK$'000**	**Total HK$'000**
At 1 January, as originally stated	**224,066**	**9,070**	**–**	**(1)**	**(15,044)**	**218,091**
Effect of change in accounting policies (Note 3)	**(2,654)**	**13,344**	**–**	**–**	**–**	**10,690**
Opening adjustment on adoption of INT-21 (Note 3)	**–**	**2,081,617**	**–**	**–**	**(93,294)**	**1,988,323**
As restated	**221,412**	**2,104,031**	**–**	**(1)**	**(108,338)**	**2,217,104**
Charge (credit) to income for the period (Note 8)	**11,165**	**489,794**	**–**	**1**	**(37,346)**	**463,614**
Charge to equity for the period	**–**	**5,005**	**–**	**–**	**–**	**5,005**
At 30 June	**232,577**	**2,598,830**	**–**	**–**	**(145,684)**	**2,685,723**

	Six months ended 30.6.2004					
	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Deferred payments HK$'000	Retirement benefits scheme contributions HK$'000	Tax losses HK$'000	Total HK$'000
At 1 January, as originally stated	184,167	6,852	152	(10)	(10,761)	180,400
Effect of change in accounting policies	(2,321)	8,530	–	–	–	6,209
Opening adjustment on adoption of INT-21	–	1,331,032	–	–	(577)	1,330,455
As restated	181,846	1,346,414	152	(10)	(11,338)	1,517,064
Charge (credit) to income for the period (Note 8)	8,060	–	(76)	2	(867)	7,119
Charge to equity for the period	–	167	–	–	–	167
At 30 June	189,906	1,346,581	76	(8)	(12,205)	1,524,350

16. Deferred taxation – continued

At 30 June 2005, the Group has unused estimated tax losses of HK$1,144 million (31.12.2004: HK$1,144 million) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$144 million (31.12.2004: HK$86 million) of such losses. No deferred tax asset has been recognised in respect of the remaining estimated tax losses of HK$1,000 million (31.12.2004: HK$1,058 million) as the utilisation of these estimated tax losses is uncertain. These estimated tax losses may be carried forward indefinitely.

17. Share options

The Company has a share option scheme for its executive Directors and eligible employees of the Group. Details of the share options outstanding during the current period are as follows:

	Number of share options
Outstanding at the beginning of the period	1,350,000
Granted during the period	915,000
Outstanding at the end of the period	2,265,000

As mentioned in Note 2, the Group has, for the first time, applied HKFRS 2 "Share-based Payments" to account for its share options in the current period. In accordance with HKFRS 2, fair value of share options granted to executive Directors and eligible employees determined at the date of grant is expensed over the vesting period, with a corresponding adjustment to the Group's employee share-based compensation reserve. In the current period, an amount of share option expense of HK$690,000 has been recognised, with a corresponding adjustment recognised in the Group's employee share-based compensation reserve.

In the current period, share options were granted on 30 March 2005 and 10 May 2005 to the eligible employees and the Managing Director respectively. The fair value of the options determined at the dates of grant using the Black-Scholes option pricing model (the "Model") were HK$3,659,000 and HK$1,286,000 respectively.

The closing prices of the Company's shares immediately before 30 March 2005 and 10 May 2005, the dates of grant of the options, were HK$15.35 and HK$16.40 respectively.

The following assumptions were used to calculate the fair values of share options:

	Date of grant	
	30.3.2005	**10.5.2005**
Closing share price at the date of grant	HK$15.55	HK$16.60
Exercise price	HK$15.85	HK$16.60
Expected life of options	10 years	10 years
Expected volatility	31.50%	29.81%
Expected dividend per annum	HK$0.39	HK$0.39
Risk free rate	4.428%	3.817%

17. Share options – continued

The Company has used the Model to value the share options granted during the review period. The Model is one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

18. Capital commitments

At the balance sheet date, the Group had capital commitments in respect of the following:

	30.6.2005	31.12.2004
	HK$'000	HK$'000
Contracted for but not provided in the financial statements		
– investment properties	**112,046**	8,429
– properties, plant and equipment	**651**	–
	112,697	8,429

19. Related party transactions and balances

A. Related party transactions

During the period, the Group has the following transactions with related parties:

		Substantial shareholder		**Directors**	
		1.1.2005 to 30.6.2005	1.1.2004 to 30.6.2004	**1.1.2005 to 30.6.2005**	1.1.2004 to 30.6.2004
	Notes	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Gross rental income	(a)	**2,246**	2,250	**10,611**	10,039
Construction cost for investment properties	(b)	**–**	–	**8,824**	19,981

At the balance sheet date, the Group has the following balances with related parties:

		Substantial shareholder		**Directors**	
	Notes	**30.6.2005**	31.12.2004	**30.6.2005**	31.12.2004
		HK$'000	HK$'000	**HK$'000**	HK$'000
Construction cost payable to	(b)	**–**	–	**3,630**	2,624
Amount due to a minority shareholder	(c)	**–**	–	**94,443**	94,443

19. Related party transactions and balances – continued

A. Related party transactions – continued

Notes:

(a) The Group has, in the ordinary course of its business, entered into lease agreements with related parties to lease premises for varying periods. The leases were entered into in the normal course of business and the rentals were determined with reference to market rates.

(b) Dr. Geoffrey M.T. Yeh, the Company's Independent non-executive Director, (and his alternate, V-nee Yeh) are substantial shareholders and V-nee Yeh is also the Chairman of Hsin Chong Construction Group Ltd. whose wholly-owned subsidiary, Hsin Chong Construction (Asia) Limited ("Hsin Chong Asia"), entered into a main contract with a subsidiary of the Company relating to the renovation project of Lee Gardens Two. Such transaction was entered into on normal commercial terms and on arm's length basis.

The sum represented the sum paid, or as the case may be, outstanding balances due under the main contract with Hsin Chong Asia. To the best of the Company's knowledge having made due enquiries, substantially the whole of such contracts were sub-contracted by Hsin Chong Asia to other sub-contractors. The contract sum is not the indicative of the amount actually derived by Hsin Chong Asia under the relevant contract, in which the amount is substantially less than the relevant contract sum.

(c) The sum represents outstanding loan advanced by Jebsen and Company Limited to a non wholly-owned subsidiary of the Group, Barrowgate Limited, in proportion to its shareholding for general funding purpose. The amount is unsecured, interest free and is not repayable within one year. Hans Michael Jebsen, the Company's non-executive Director, is a director and shareholder of Jebsen and Company Limited.

B. Key management personnel compensation

	Six months ended	
	30.6.2005	30.6.2004
	HK$'000	HK$'000
Salaries and other short-term employee benefits	**8,123**	9,199
Contractual compensation for loss of office	**–**	1,508
Incentive payment on joining	**–**	488
Retirement benefits costs	**128**	127
Forfeited contributions	**–**	(2,483)
Employee share option benefits	**350**	–
	8,601	8,839

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF
HYSAN DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 8 to 30.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 (HKAS 34) "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
9 August 2005

ADDITIONAL INFORMATION

Statement of corporate governance policy

The Board of Directors is committed to maintaining high standards of corporate governance and has adopted a Statement of Corporate Governance Policy (available on website: www.hysan.com.hk) which gives guidance on how corporate governance principles are applied to the Company. The Board aims to continually review and enhance corporate governance practices in the light of local and international best practices, in addition to complying with applicable statutory requirements.

The Company has implemented early adoption of the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Hysan set up an Emoluments Review Committee in 1987 to review executive Director compensation. Such terms of reference are considered appropriate in the light of the current organisation structure of the Group. Save for this, the Company meets all code provisions of the Code throughout the review period.

Board effectiveness

Board responsibilities and board/management relationship

The principal task of the Board is, firstly, to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of Group strategic objectives.

The Board's role is not to manage the business which responsibility remains vested with management. The Board is responsible for overseeing the processes that management has in place to identify business opportunities and risks. The Hysan Board and management fully appreciate their respective roles and are supportive of building a healthy corporate governance culture.

Board composition

The Board currently comprises three executive Directors, four Independent non-executive Directors (including the appointment of David M. Turnbull as Independent non-executive Director effective 11 May 2005) and five non-executive Directors. There is a majority of non-executive Directors on the Board, with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

Peter T.C. Lee serves as the Chairman who is supported by an Independent non-executive Deputy Chairman, Sir David Akers-Jones and Managing Director, Michael T.H. Lee. The roles of Chairman and Managing Director are separate. The Chairman focuses on Group strategic and Board issues and Managing Director will have the overall chief executive responsibility for Group operations and developments generally.

Board effectiveness – continued

Board process

The Board meets at least quarterly. There is a defined schedule of matters reserved for full Board decision, including long-term objectives and strategies; extension of group activities into new business areas; annual budgets; announcements of interim and final results; dividend; material bank facilities, material acquisitions and disposals; material connected transactions; annual internal controls assessments; and new appointments to the Board following recommendations by the Nomination Committee.

An important element of the Board's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. At least quarterly, Directors are provided with comprehensive reports on the management's strategic plans, updates by business unit heads on their lines of business, financial objectives, plans and actions. All Directors have access to the Company Secretary who is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters. There is an agreed procedure for Directors to take independent professional advice at Company's expenses.

Internal control

The Managing Director and Chief Financial Officer report to the Audit Committee at least twice a year on key issues in relation to internal controls, audit findings and risk management.

The Board has adopted a Financial Risk Management Policy which identifies and lays down the guiding principles on the management of major financial risks. Management regularly reviews the on-going process for identifying, evaluating and managing significant operating risks faced by the Group.

Board committees

The Board has delegated certain responsibilities to Board committees, which operate within defined terms of reference. The Board has established four Board committees including three corporate governance-related committees (being the Audit, Emoluments Review and the new Nomination Committee) and the Investment Committee. The corporate governance-related committees have a majority of Independent non-executive Directors. All Board committees have clear written terms of reference. During the review period, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

- ***Audit Committee***

  The Audit Committee is chaired by Independent non-executive Deputy Chairman, Sir David Akers-Jones and has a majority of Independent non-executive Directors. Its other members are Per Jorgensen, Independent non-executive Director, and Chien Lee, non-executive Director. It meets not less than twice per annum. All members have experience in reviewing or analysing audited financial statements of public companies or major organisation.

  The Committee provides a forum of reporting by the Group's external auditors. Meetings are also attended, by invitation, by the Managing Director and the Chief Financial Officer.

Board effectiveness – continued

The Committee oversees the financial reporting process. In this process, management is primarily responsible for the preparation of Group financial statements including the selection of suitable accounting policies. External auditors are responsible for auditing and attesting to Group financial statements and evaluating Group system of internal controls. The Committee oversees the respective work of management and external auditors to endorse the processes and safeguards employed by them. The Committee presents a report to the Board after each meeting, which addresses its work and findings.

The Committee has reviewed and discussed with management and external auditors the (unaudited) condensed consolidated financial statements for the first six months of 2005 included in this Report.

- ***Emoluments Review Committee***

The Group's Emoluments Review Committee is also chaired by the Independent non-executive Deputy Chairman, Sir David Akers-Jones, with a majority of Independent non-executive Directors. Other members are F.K. Hu, non-executive Director and Dr. Geoffrey M.T. Yeh, Independent non-executive Director.

The function of the Committee is to review and determine the remuneration of the executive Directors. Management makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. On matters other than those concerning the Chairman, he may be invited to Committee meetings. No Director is involved in deciding his own remuneration.

A separate "Directors' Remuneration and Interests Report" in Annual Report 2004 sets out details of the level of the Directors' remuneration including remuneration breakdown of each individual executive Directors on "named" basis.

- ***Nomination Committee***

In March 2005, the Board established a Nomination Committee which is chaired by Peter T.C. Lee, Chairman of the Board, and its other members are Sir David Akers-Jones, Independent non-executive Deputy Chairman, and Dr. Geoffrey M.T. Yeh, Independent non-executive Director.

Nomination Committee reviews the structure, size and composition (including the skills, knowledge and experience) of the Board from time to time and recommends to the Board on appointments of Directors.

Communication with shareholder

The Group is committed to maintaining a policy of open and timely disclosure of relevant information on its activities to shareholders and other stakeholders, subject to applicable legal requirements. A communication programme is in place to maintain an on-going dialogue with our stakeholders, including communication with our shareholders in a regular and timely manner, through the Group's annual and interim reports, announcements and press releases; and holding regular briefings and meetings for analysts and the media, as appropriate. The Board welcomes moves towards a more constructive use of Annual General Meeting ("AGM") and regards the AGM as the principal opportunity to meet private shareholders. In addition to enhancing processes for the statutory part of the AGM, a "general business overview" session led by the Chairman and Managing Director has been introduced since 2004. In the 2005 AGM, topics addressed include overview of the 2004 business environment, 2005 outlook, operating highlights, corporate governance and social responsibility efforts.

Directors' interests in shares

As at 30 June 2005, the interests and short positions of the Directors and Alternate Director in the shares and underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code"), are set out below:

Aggregate long positions in shares and underlying shares of the Company

	No. of shares held					
Name	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**% of the issued share capital***
Peter Ting Chang Lee	2,000,000	–	4,083,823 (Note 1)	–	6,083,823	0.578
Michael Tze Hau Lee	1,023,233	–	–	–	1,023,233	0.097
Fa-kuang Hu	–	–	255,012 (Note 2)	–	255,012	0.024
Hans Michael Jebsen	60,000	–	2,432,914 (Note 1)	–	2,492,914	0.237
Per Jorgensen	6,726	–	–	–	6,726	0.001
Chien Lee	900,000	–	4,083,823 (Note 1)	3,150,000 (Note 3)	8,133,823	0.773
Deanna Ruth Tak Yung Rudgard	1,871,600	–	–	–	1,871,600	0.178
Pauline Wah Ling Yu Wong	274,000	–	–	–	274,000	0.026
Geoffrey Meou-tsen Yeh	254,148	–	1,000 (Note 1)	–	255,148	0.024
V-nee Yeh (alternate to Geoffrey Meou-tsen Yeh)	43,259	–	84,575 (Note 1)	–	127,834	0.012

* This percentage has been compiled based on the total number of shares (i.e. 1,052,239,774 ordinary shares) of the Company in issue as at 30 June 2005.

Directors' interests in shares – continued

Notes:

(1) Such shares were held through corporations in which the respective Directors were members entitled to exercise one-third or more of the voting power at general meetings. Corporate interests of Peter Ting Chang Lee and Chien Lee relate to the same corporation.

(2) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interests in all these shares.

(3) Such shares were held through a discretionary trust of which Chien Lee was one of the beneficiaries.

Certain executive Directors of the Company have been granted share options under the Company's Executive Share Option Scheme (details are set out under "Long-term incentives: Executive Share Options" below). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Long-term incentives: Executive Share Options

Old scheme

The Company operates an Executive Share Option Scheme (the "Old Scheme") under which options may be granted to employees of the Company or any of its wholly-owned subsidiaries to subscribe for ordinary shares of the Company, thereby strengthening the links between individual staff and shareholder interests. Approved by shareholders on 28 April 1995, the Old Scheme had a term of 10 years and expired on 28 April 2005. The maximum number of shares in respect of which options may be granted under the Old Scheme (together with shares issued and issuable under the Old Scheme) is 3% of the issued share capital of the Company (excluding shares issued pursuant to the Old Scheme) from time to time.

New scheme and grant structure

The Company adopted a new share option scheme (the "New Scheme") at the AGM held on 10 May 2005. Terms of the New Scheme are substantially the same as those under the Old Scheme, save for incorporating current Listing Rules requirements.

In March 2005, the Board approved a new grant and vesting structure. Grants will be made on a periodic basis. Vesting period is three years in equal portion. Size of grant will be determined by reference to base salary multiple and job grades. A clear performance criterion will be a key driver. The Board will review the grant and vesting structures from time to time.

Directors' interests in shares – continued

Options granted

During the review period, a total of 915,000 shares options were granted under the Old and New Schemes ("the Schemes"). All outstanding options granted under the Old Scheme will continue to be valid and exercisable in accordance with the provisions of the Old Scheme.

As at 30 June 2005, an aggregate of 2,265,000 shares options granted under the Schemes remained outstanding, representing approximately 0.22 per cent of the issued share capital of the Company.

Details of options granted and outstanding under the Schemes during the review period are as follows:

			Changes during the period					
Name	**Balance as at 1.1.2005**	**Date of grant**	**Cancelled/ Lapsed**	**Granted**	**Exercised**	**Balance as at 30.6.2005**	**Exercise price HK$**	**Exercisable period** (Note 1)
Peter Ting Chang Lee	1,350,000	7.1.1999	NIL	NIL	NIL	1,350,000	9.22	7.1.2001 – 6.1.2009
Eligible employees (Note 2)	NIL	30.3.2005	NIL	675,000	NIL	675,000	15.85 (Note 3)	30.3.2005 – 29.3.2015
Michael Tze Hau Lee	NIL	10.5.2005	NIL	240,000	NIL	240,000	16.60 (Note 4)	10.5.2005 – 9.5.2015

Notes:

1. The options granted to Peter T.C. Lee are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue. The vesting period of options granted to eligible employees and Michael T.H. Lee is three years in equal portion.

2. Eligible employees of the Company are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance.

3. The exercise price of share options granted to eligible employees was fixed at the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant. The closing price of the shares of the Company immediately before the date on which the options were granted (as of 29 March 2005) was HK$15.35.

4. The exercise price of share options granted to Michael T.H. Lee was fixed at the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant. The closing price of the shares of the Company immediately before the date on which the options were granted (as of 9 May 2005) was HK$16.40.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

The power of grant to executive Directors is vested in the Emoluments Review Committee and otherwise pursuant to Listing Rules requirements. The Chairman and Managing Director have been delegated the authority to make grants to management staff below executive Director level.

Directors' interests in shares – continued

Value of share options

Pursuant to Rule 17.08 of the Listing Rules, the value of the share options granted during the period is as follows:

The Company has used the Black-Scholes option pricing model (the "Model") to value the share options granted during the review period. The Model is one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

In the current period, share options were granted on 30 March 2005 and 10 May 2005 to the eligible employees and the Managing Director respectively. The fair value of the options determined at the dates of grant using the Model were HK$3,659,000 and HK$1,286,000 respectively. Such value will be expensed through the Group's income statement over the three-year vesting period of the options. In the current period, an amount of share option expense of HK$690,000 has been recognised, with a corresponding adjustment recognised in the Group's employee share-based compensation reserve.

Details of calculation of the fair value of share options with significant variables and assumptions are as follows:

	Date of grant	
	30.3.2005	**10.5.2005**
Closing share price at the date of grant	HK$15.55	HK$16.60
Risk free rate (Note 1)	4.428%	3.817%
Expected life of options (Note 2)	10 years	10 years
Expected volatility (Note 3)	31.50%	29.81%
Expected dividend per annum (Note 4)	HK$0.39	HK$0.39

Notes:

1. Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

2 Expected life of options: being the period of 10 years commencing on the date of grant.

3. Expected volatility: being the approximate volatility of closing prices of the share of the Company in the past one year immediately before the date of grant.

4. Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

Directors' interests in shares – continued

Aggregate long positions of Associated Corporations

Listed below are certain Directors' interests in the shares of Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Company, and Parallel Asia Engineering Company Limited ("PAECL"), a 25% associate of the Company:

Name	No. of shares held	% of the issued share capital
Hans Michael Jebsen	1,000	10 (Note 1)
Fa-kuang Hu	5,000	50 (Note 2)
Raymond Liang-ming Hu (alternate to Fa-kuang Hu)	5,000	50 (Note 2)

Notes:

1. Jebsen and Company Limited ("Jebsen and Company") has a 10% interest in the issued share capital in Barrowgate through a wholly-owned subsidiary. Hans Michael Jebsen is deemed to be interested in Barrowgate by being the controlling shareholder and Chairman of Jebsen and Company.

2. Ryoden Development Limited ("Ryoden Development") has a 50% interest in the issued share capital in PAECL through a wholly-owned subsidiary. Fa-kuang Hu and Raymond Liang-ming Hu are deemed to be interested in PAECL by virtue of their interests as beneficiaries of a discretionary trust which has an indirect controlling interest in Ryoden Development.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 30 June 2005 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Substantial shareholders' and other persons' interests in shares

As at 30 June 2005, the interests or short positions of Substantial Shareholders and Other Persons of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company were as follows:

Aggregate long positions in shares and underlying shares of the Company

Name	Capacity	No. of shares held	% of the issued share capital*
Lee Hysan Estate Company, Limited	Interests of controlled corporations	429,046,912 (Note 1)	40.77
Lee Hysan Company Limited	Interests of controlled corporations	429,046,912 (Note 1)	40.77
J.P. Morgan Chase & Co.	(Note 2)	82,642,504	7.85
Marathon Asset Management Ltd.	Investment Manager	52,597,064	5.00

* The percentage has been compiled based on the total number of shares (i.e. 1,052,239,774 ordinary shares) of the Company in issue as at 30 June 2005.

Notes:

(1) These interests represent the same block of shares. Lee Hysan Estate Company, Limited is a wholly-owned subsidiary of Lee Hysan Company Limited.

(2) As notified by J.P. Morgan Chase & Co., these shares were held in their respective capacities as beneficial owner (holding 731,000 shares), investment manager (holding 49,934,168 shares) and custodian (holding 31,977,336 shares).

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 30 June 2005.

Related party transactions

The Group entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Group in the ordinary course of business, in which the contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in note 19 to the condensed financial statements.

Continuing connected transactions

Certain transactions entered into by the Group constituted "continuing connected transactions" (the "Transactions") under the Listing Rules. Details of the Transactions are set out as follows:

I. Lease granted by the Group

(a) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")

The following lease arrangements were entered into by Barrowgate Limited (property owner of Lee Gardens Two) with the following connected persons (also substantial shareholders of Barrowgate Limited). Particulars are set out below:

Connected person	Date of Agreement	Terms	Premises	Annual consideration HK$
Jebsen and Company Limited (10% equity interest in Barrowgate Limited)	10 September 2003	4 years commencing from 1 September 2003	Offices units at 28th to 31st Floors	14,053,410
	Various carpark agreements	On monthly basis with various commencement dates	3 carparking spaces	
	19 April 2005	3 months commencing from 1 May 2005	1 carparking space	
	19 April 2005	On monthly basis commencing from 1 May 2005	1 carparking space	
Hang Seng Bank Limited (24.64 % equity interest in Barrowgate Limited)	3 September 2004	2 years and 16 days commencing from 15 September 2004	Shop units at Ground Floor and Basement	9,836,256

Continuing connected transactions – continued

I. Lease granted by the Group – continued

(b) Bamboo Grove, 74-86 Kennedy Road, Hong Kong ("Bamboo Grove")

Certain leases were entered into by Kwong Wan Realty Limited, a wholly-owned subsidiary of the Company and property owner of Bamboo Grove, with Lee Hysan Estate Company, Limited, a substantial shareholder of the Company (holding 40.77% interest). Details of the leases are set out below:

Connected person	**Date of Agreement**	**Terms**	**Premises**	**Annual consideration** HK$
Lee Hysan Estate Company, Limited	17 October 2003	2 years commencing from 1 November 2003	An apartment and 1 carparking space	1,975,200
Lee Hysan Estate Company, Limited	12 January 2004	2 years commencing from 16 January 2004	An apartment and 2 carparking spaces	1,289,880

(c) Lee Gardens Two, 28 Yun Ping Road, Hong Kong

The following lease arrangements were entered into by Barrowgate Limited with MF Jebsen International Limited, which was a connected person by virtue of the interest of an associate of a non-executive Director:

Connected person	**Date of Agreement**	**Terms**	**Premises**	**Annual consideration** HK$
MF Jebsen International Limited	23 April 2004 and a Supplemental Deed of 12 July 2004	4 years commencing from 1 February 2004 and 3 years and 7 months commencing from 1 July 2004	Office units at 24th and 25th Floors	6,376,938
	1 May 2003	On monthly basis commencing from 1 May 2003	1 carparking space	

Continuing connected transactions – continued

II. Leasing and property management services with a non wholly-owned subsidiary at Lee Gardens Two

The following management agreements were entered into by Hysan Leasing Company Limited and Hysan Property Management Limited, both being wholly-owned subsidiaries of the Company, with Barrowgate Limited for the provision of services to Lee Gardens Two, including (i) leasing, marketing and lease administration services; and (ii) property management services:

Connected person	Date of Agreement	Terms	Premises	Consideration HK$ (Note)
Barrowgate Limited	25 February 2004 and a supplemental Appointment Letter of 19 July 2004	3 years commencing from 1 April 2004	Whole premise of Lee Gardens Two	2,783,931 (i) and 1,203,275 (ii)

Note: These represent the actual considerations for the period from 1 January 2005 to 30 June 2005, calculated on the basis of the fee schedules as prescribed therein.

All the Transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

Compliance of the Model Code for Directors' share dealing

All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code for Directors' Share Dealing as set out in Appendix 10 to the Listing Rules throughout the review period.

Purchases, sale or redemption of the Company's listed securities

During the review period, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Human resources practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The Group's human resources practices are aligned with our corporate objective so as to maximise shareholder value and achieve growth. During the review period, the Group continued to strengthen our performance measurement system and invested in training. All these are towards maximising our efficiency to deliver shareholder value.

As at 30 June 2005, the total number of employees was 542, and there have been no material changes in respect of the employee remuneration, remuneration policies and staff development as disclosed in Annual Report 2004.

CORPORATE INFORMATION

Directors and Officers

Chairman

Peter Ting Chang LEE *(I, chairing N)*
J.P.

Independent non-executive Deputy Chairman

Sir David AKERS-JONES *(N, chairing A, E)*
G.B.M., K.B.E., C.M.G., J.P.

Managing Director

Michael Tze Hau LEE *(I)*

Independent non-executive Directors

Per JORGENSEN *(A)*
David M. TURNBULL
Dr. Geoffrey Meou-tsen YEH *(E, N)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst, D.

Non-executive Directors

Fa-kuang HU *(E)*
G.B.S., C.B.E., J.P.
Hans Michael JEBSEN *(I)*
B.B.S.
Anthony Hsien Pin LEE *(chairing I)*
Chien LEE *(A)*
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director

Pauline Wah Ling YU WONG

Chief Financial Officer

Ricky Tin For TSANG

Company Secretary

Wendy Wen Yee YUNG

(A) *Audit Committee*
(E) *Emoluments Review Committee*
(I) *Investment Committee*
(N) *Nomination Committee*

Auditors

Deloitte Touche Tohmatsu

Share Registrars and Transfer Office

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong

Registered Office

49/F., The Lee Gardens
33 Hysan Avenue
Hong Kong

Financial calendar

Interim results announced	9 August 2005
Ex-dividend date for interim dividend	24 August 2005
Share registers closed	26 to 30 August 2005
Record date for interim dividend	30 August 2005
Despatch of scrip dividend circular and election form	(on or about) 6 September 2005
Despatch of interim dividend warrants/definitive share certificates	(on or about) 30 September 2005

Interim dividend

The Board recommends the payment of an interim dividend of HK10 cents per share. The interim dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Tuesday, 30 August 2005. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 6 September 2005. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Monday, 26 September 2005.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Friday, 30 September 2005.

The share register will be closed from Friday, 26 August 2005 to Tuesday, 30 August 2005, both dates inclusive. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Thursday, 25 August 2005.

Share listing

Hysan's shares are listed on The Stock Exchange of Hong Kong Limited. Its shares are also traded over-the-counter in London and in addition, it has a sponsored American Depositary Receipts (ADR) Programme in the New York market.

Stock code

The Stock Exchange of Hong Kong Limited: 00014
Bloomberg: 14HK
Reuters: 0014.HK
Ticket Symbol for ADR Code: HYSNY
CUSIP reference number: 449162304

Shareholder services

For enquiries about share transfer and registration, please contact the Company's Registrars:

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai,
Hong Kong
Telephone: (852) 2980 1768
Facsimile: (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

Investor relations

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to:

Investor Relations
Hysan Development Company Limited
49/F., The Lee Gardens,
33 Hysan Avenue
Hong Kong
Telephone: (852) 2895 5777
Facsimile: (852) 2577 5153

Our website

Press releases and other information of the Group can be found at our website at www.hysan.com.hk

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

www.hysan.com.hk